EXHIBIT 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2017.

As at October 31, 2017
(in millions of Canadian dollars)
Subordinated Debt	5,029

Total Equity
Preferred Shares(1)	4,240
Common Shares	13,032
Contributed Surplus	307
Retained Earnings	23,709
Accumulated Other Comprehensive Income	3,066

Total Shareholders’ Equity	44,354
Non-controlling Interest in Subsidiaries	0

Total Equity	44,354

Total Capitalization	49,383

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 16, 17, 25, 26, 27, 29, 31, 33, 35, 36, 38, 40 and 42. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2017.